Exhibit 5.2

Faegre Baker Daniels LLP
2200 Wells Fargo Center • 90 South Seventh Street
Minneapolis • Minnesota 55402-3901
Main +1 612 766 7000
Fax +1 612 766 1600

August 17, 2018

Brian G. Iverson

Senior Vice President — General Counsel

Black Hills Corporation

7001 Mount Rushmore Road

Rapid City, South Dakota 57702

Mr. Iverson:

You have acted as counsel to Black Hills Corporation, a South Dakota corporation (the “Company”), in connection with (i) the preparation of a Registration Statement on Form S-3 (File No. 333-219705) (the “Registration Statement”), with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), and (ii) the Prospectus Supplement dated August 14, 2018 (the “Prospectus Supplement”) to the Prospectus dated August 4, 2017 relating to the offer and sale by the Company and the selling securityholders named in the Prospectus Supplement under the Registration Statement of $400,000,000 aggregate principal amount of its 4.350% Senior Notes due 2033. As such counsel, you are furnishing an opinion in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Act. In connection with such opinion, you have asked us to opine with respect to certain matters under New York law.

The Notes are to be issued under an indenture dated as of May 21, 2003, between the Company and Wells Fargo Bank, National Association (as successor to LaSalle Bank National Association), as Trustee (the “Base Indenture”), as supplemented by a first supplemental indenture dated as of May 21, 2003, a second supplemental indenture dated as of May 14, 2009, a third supplemental indenture dated as of July 16, 2010, a fourth supplemental indenture dated as of November 19, 2013, a fifth supplemental indenture dated as of January 13, 2016, a sixth supplemental indenture dated as of August 19, 2016 and a seventh supplemental indenture dated as of the date hereof (the “Supplemental Indenture” and, the Base Indenture as supplemented by such first, second, third, fourth, fifth, and sixth supplemental indentures and the Supplemental Indenture, the “Indenture”) and sold pursuant to the Underwriting Agreement, dated August 14, 2018 (the “Underwriting Agreement”), by and among the (i) Company, (ii) J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, and Wells Fargo Securities, LLC as representatives of the selling securityholders listed therein (the “Selling Securityholders”), and (iii) J.P. Morgan

Securities LLC, Morgan Stanley & Co. LLC, and Wells Fargo Securities, LLC as representatives of the several underwriters listed therein (the “Underwriters”), relating to the offering and sale by the Company of $101 million aggregate principal amount of the Company’s 4.350% Notes due 2033 (the “Primary Securities”) and by the Selling Securityholders of $299 million aggregate principal amount of the Company’s 4.350% Notes due 2033 (the “Secondary Securities,” and together with the Primary Securities, the “Notes”). The Secondary Securities will be acquired by the Selling Securityholders pursuant to the Exchange Agreement dated August 14, 2018 between the Company and each of the Selling Securityholders (the “Exchange Agreement”). The Base Indenture, the Supplemental Indenture, the Underwriting Agreement and the Exchange Agreement are sometimes referred to herein collectively as the “Transaction Documents.”

We have examined the Registration Statement, the Base Prospectus, the Prospectus Supplement, the Transaction Documents, and such other documents, records and instruments as we have deemed necessary or appropriate for the purposes of the opinions set forth herein.

Based upon and subject to the foregoing and the qualifications set forth in Annex I attached hereto, we are of the opinion that the Notes, when authenticated in accordance with the provisions of the Indenture and delivered to and paid for pursuant to the terms of the Exchange Agreement and the Underwriting Agreement, will be valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, voidable transactions, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and equitable principles of general applicability (regardless of whether considered in a proceeding in equity or at law).

We hereby consent to the filing of this opinion as Exhibit 5.2 to a Current Report on Form 8-K of the Company filed with the Commission and thereby incorporated by reference into the Registration Statement and to the reference to use under the heading “Legal Matters” in the Prospectus Supplement. In giving such consent, we do not imply or admit that we are “experts” within the meaning of the Act, or other rules and regulations of the Commission issued thereunder with respect to any part of the Registration Statement, including this exhibit.

Very truly yours,

FAEGRE BAKER DANIELS LLP

By:	/s/ Brandon C. Mason
Brandon C. Mason, Partner

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Annex I

In rendering the accompanying opinion letter, we wish to advise you of the following additional qualifications to which such opinion letter is subject:

(a)                                 We have relied upon representations made by the Company in the Transaction Documents, the assumptions set forth below as to the matters referred therein, and upon certificates of, and information provided by, officers and employees of the Company reasonably believed by us to be appropriate sources of information, as to the accuracy of such factual matters, in each case without independent verification thereof or other investigation.

(b)                                 Our opinion letter is limited to the laws of the State of New York (the “Covered Laws”) and we express no opinion as to the effect on the matters covered by our opinions of any other law. Furthermore, in rendering opinions as to the Covered Laws, we have only considered the applicability of statutes, rules, regulations and judicial decisions that a lawyer practicing in such jurisdiction (the “Opining Jurisdictions”) exercising customary professional diligence would reasonably recognize as being directly applicable to the Company or the transactions contemplated by the Transaction Documents.

(c)                                  We express no opinion as to whether, or to the extent of which, the laws of any particular jurisdiction apply to the subject matter hereof, including without limitation the enforceability of the governing law provision contained in the Transaction Documents, except to the extent such provision would be enforceable based on Section 5-1401 and 5-1402 of the General Obligations Law of the State of New York.

(d)                                 We have relied, without investigation, upon the following assumptions: (i) natural persons who are involved on behalf of the Company have sufficient legal capacity to enter into and perform, on behalf of the Company, the transaction in question and to carry out their role in the transaction; (ii) each Transaction Document and the Notes have been duly authorized, executed and delivered by each party thereto; (iii) each party having rights under any Transaction Documents or the Notes (other than the Company) has satisfied those legal requirements that are applicable to it to the extent necessary to make the Transaction Documents enforceable against it and has complied with all legal requirements pertaining to its status as such status relates to its rights to enforce the Transaction Documents and the Notes against it and the other parties; (iv) each document submitted to us for review is accurate and complete, each such document that is an original is authentic, each such document that is a copy conforms to an authentic original, and all signatures on each such document are genuine; (v) there has not been any mutual mistake of fact or misunderstanding, fraud, duress or undue influence; (vi) all statutes, judicial and administrative decisions, and rules and regulations of governmental agencies, constituting the Covered Laws, are publicly available to lawyers practicing in the Opining Jurisdictions; (vii) all relevant statutes, rules, regulations or agency actions are constitutional and valid unless a reported decision in the Opining Jurisdictions has specifically addressed but not resolved, or has established, its unconstitutionality or invalidity; (viii) the Company will not in the future take any discretionary action (including a decision not to act) permitted under the Transaction

Annex I-1

Documents or the Notes that would result in a violation of law or constitute a breach or default under any other agreement, order or regulation; (ix) the Company will obtain all permits and governmental approvals required in the future, and take all future actions similarly required, relevant to the performance of the Transaction Documents and the Notes; (x) all parties to the transaction will act in accordance with, and will refrain from taking any action that is forbidden by, the terms and conditions of the Transaction Documents and the Notes; and (xi) there are no agreements or understandings among the parties, written or oral, and there is no usage of trade or course of prior dealing among the parties that would, in either case, define, supplement or qualify the terms of any of the Transaction Documents.

(e)                                  We have further assumed, without investigation, that (i) the Company has been duly organized and is validly existing and in good standing under the laws of its jurisdiction of incorporation; (ii) the Company has the power and authority under its governing documents and the laws of its jurisdiction of incorporation to execute and deliver the Transaction Documents and the Notes, to perform its obligations thereunder and to consummate the transactions contemplated thereby; (iii) the Transaction Documents and the Notes have been duly authorized, executed and delivered by the Company; and (iv) the Company has obtained all governmental and third party authorizations, consents, approvals and orders and has made all filings and registrations required to enable it to execute, deliver and perform its obligations under, and consummate the transactions contemplated by, the Transaction Documents and the Notes (which authorizations, consents, approvals and orders have become final and remain in full force and effect), and such execution, delivery, performance and consummation does not and will not violate or conflict with any law, rule, regulation, order, decree, judgment, instrument or agreement binding upon the Company or its properties.

(f)                                   We express no opinion as to the enforceability or effect in any Transaction Document of (i) any usury or fraudulent transfer, voidable transaction or fraudulent conveyance “savings” provision; (ii) any agreement to submit to the jurisdiction of any particular court or other governmental authority (either as to personal jurisdiction or subject matter jurisdiction), any waivers of the right to jury trial, any waivers of service of process requirements that would otherwise be applicable, any agreement that a judgment rendered by a court in one jurisdiction may be enforced in another jurisdiction, or any provision otherwise affecting the jurisdiction or venue of courts; and (iii) any provision waiving legal, statutory or equitable defenses or other procedural, judicial or administrative rights.

(g)                                  The opinions herein expressed are limited to the specific issues addressed and to facts and laws existing on the date hereof. In rendering these opinions, we do not undertake to advise you with respect to any other matter or of any change in such facts and laws or in the interpretation thereof which may occur after the date hereof.

(h)                                 Without limiting any other qualifications set forth herein, the opinions expressed in the accompanying opinion letter are subject to the effect of generally applicable laws that (i) provide for the enforcement of oral waivers or modifications where a material change of position in reliance thereon has occurred or provide that a course of performance may operate as a waiver; (ii) limit the availability of a remedy

Annex I-2

under certain circumstances where another remedy has been elected; (iii) limit the enforceability of provisions releasing, exculpating or exempting a party from, or requiring indemnification of a party for, liability for its own action or inaction, to the extent the action or inaction involves negligence, recklessness, willful misconduct or unlawful conduct; (iv) may, where less than all of a contract may be unenforceable, limit the enforceability of the balance of the contract to circumstances in which the unenforceable portion is not an essential part of the agreed exchange; (v) govern and afford judicial discretion regarding determination of damages and entitlement to attorneys’ fees and other costs; (vi) may permit a party who has materially failed to render or offer performance required by a contract to cure that failure unless either permitting a cure would unreasonably hinder the aggrieved party from making substitute arrangements for performance or it is important under the circumstances to the aggrieved party that performance occur by the date stated in the contract; (vii) may limit the enforceability of provisions imposing premiums or liquidated damages to the extent such provisions constitute, or are deemed to constitute, a penalty or forfeiture and provisions imposing increased interest rates upon default, or providing for the compounding of interest or the payment of interest on interest; (viii) may limit the amount payable under the Notes upon an acceleration to the extent that a portion of the amount so payable is considered by a court to be unearned interest; (ix) may require mitigation of damages; (x) provide a time limitation after which rights may not be enforced (i.e., statutes of limitation); (xi) may require that a claim with respect to any debt securities that are payable other than in U.S. dollars (or a foreign currency judgment in respect of such claim) be converted into U.S. dollars at a rate of exchange prevailing on a date determined pursuant to applicable law; and (xii) may limit, delay or prohibit the making of payments outside the United States.

(i)                                     The opinions expressed herein do not address any of the following legal issues: (i) state securities and Blue Sky laws and regulations; (ii) state tax laws and regulations; (iii) the statutes and ordinances, administrative decisions and the rules and regulations of counties, towns, municipalities and special political subdivisions (whether created or enabled through legislative action at the federal, state or regional level) and judicial decisions to the extent that they deal with the foregoing; (iv) voidable transaction, fraudulent transfer and fraudulent conveyance laws; and (v) compliance with fiduciary duty and conflict-of-interest requirements.

Annex I-3